White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (5255) 5540 9600
Fax (5255) 5540 9699
www.whitecase.com

File Number 82-3142

December 16, 2005

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English version of the Company's financial report for the third quarter of 2005, provided to the Mexican Stock Exchange (the "BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English version of a press release dated October 28, 2005, regarding the Company's third quarter 2005 results;

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET ("EMISNET"), an electronic financial information system of the BMV, regarding debt restructuring, dated August 23, 2005; and

D. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, regarding market shift, dated September 23, 2005.

As stated in Rule 12g3-2(b)(5), the Company understands that the furnishing to the Securities and Exchange Commission of the information set forth above and the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Sean Goldstein

Enclosures

Sergio Valdéz Arriaga
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE — QUARTER: 3 — YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF SEPTEMBER 30 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	%	QUARTER OF PREVIOUS YEAR Amount	%
1	**TOTAL ASSETS**	**22,715,242**	**100**	**22,267,724**	**100**
2	**CURRENT ASSETS**	**6,742,847**	**30**	**6,375,286**	**29**
3	CASH AND SHORT-TERM INVESTMENTS	463,720	2	402,293	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	374,107	2	384,611	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	987,139	4	1,045,686	5
6	INVENTORIES	4,575,338	20	4,150,632	19
7	OTHER CURRENT ASSETS	342,543	2	392,064	2
8	**LONG-TERM**	**192,544**	**1**	**173,839**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
11	OTHER INVESTMENTS	192,544	1	173,839	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**15,115,189**	**67**	**15,043,991**	**68**
13	PROPERTY	15,106,778	67	14,690,208	66
14	MACHINERY	0	0	0	0
15	OTHER EQUIPMENT	7,435,373	33	7,323,443	33
16	ACCUMULATED DEPRECIATION	7,822,671	34	7,210,879	32
17	CONSTRUCTION IN PROGRESS	395,709	2	241,219	1
18	**DEFERRED ASSETS (NET)**	**561,096**	**2**	**554,699**	**2**
19	**OTHER ASSETS**	**103,566**	**0**	**119,909**	**1**
20	**TOTAL LIABILITIES**	**9,644,140**	**100**	**8,988,925**	**100**
21	**CURRENT LIABILITIES**	**5,763,917**	**60**	**5,457,886**	**61**
22	SUPPLIERS	4,542,954	47	4,024,576	45
23	BANK LOANS	112,583	1	443,807	5
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	217,344	2	108,302	1
26	OTHER CURRENT LIABILITIES	891,036	9	881,201	10
27	**LONG-TERM LIABILITIES**	**2,764,735**	**29**	**2,312,041**	**26**
28	BANK LOANS	2,668,500	28	2,204,873	25
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	96,235	1	107,168	1
31	**DEFERRED LOANS**	**1,115,488**	**12**	**1,218,998**	**14**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**13,071,102**	**100**	**13,278,799**	**100**
34	**MINORITY INTEREST**	**62,929**		**56,496**	
35	**MAJORITY INTEREST**	**13,008,173**	**100**	**13,222,303**	**100**
36	**CONTRIBUTED CAPITAL**	**9,312,498**	**71**	**9,317,103**	**70**
37	PAID-IN CAPITAL STOCK (NOMINAL)	105,204	1	104,672	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,346,220	18	2,345,349	18
39	PREMIUM ON SALES OF SHARES	6,861,074	52	6,867,082	52
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,695,675**	**28**	**3,905,200**	**29**
42	RETAINED EARNINGS AND CAPITAL RESERVE	14,437,198	110	14,029,931	106
43	SHARE REPURCHASE FUND	1,661,273	13	1,610,917	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS' EQUITY	(12,305,275)	(94)	(11,991,643)	(90)
45	NET INCOME FOR THE YEAR	(97,521)	(1)	255,995	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**463,720**	100	**402,293**	100
46	CASH	136,437	29	220,626	55
47	SHORT-TERM INVESTEMENTS	327,283	71	181,667	45
18	**DEFERRED ASSETS (NET)**	**561,096**	100	**554,699**	100
48	AMORTIZED OR REDEEMED	129,946	23	112,776	20
49	GOODWILL	428,962	76	439,892	79
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	2,188	0	2,031	0
21	**CURRENT LIABILITIES**	**5,763,917**	100	**5,457,886**	100
52	FOREIGN CURRENCY LIABILITIES	449,155	8	507,805	9
53	MEXICAN PESO LIABILITIES	5,314,762	92	4,950,081	91
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**891,036**	100	**881,201**	100
57	OTHER CURRENT LIABILITIES WITH COST	186	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	890,850	100	881,201	100
27	**LONG-TERM LIABILITIES**	**2,764,735**	100	**2,312,041**	100
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESO LIABILITIES	2,764,735	100	2,312,041	100
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**96,235**	100	**107,168**	100
63	OTHER LOANS WITH COST	34,636	36	43,672	41
64	OTHER LOANS WITHOUT COST	61,599	64	63,496	59
31	**DEFERRED LOANS**	**1,115,488**	100	**1,218,998**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,115,488	100	1,218,998	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0		0
69	OTHER LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS' EQUITY**	**(12,305,275)**	100	**(11,991,643)**	100
	ACCUMULATED INCOME DUE TO MONETARY POSITION	(303,891)	(2)	(303,891)	(3)
	INCOME FROM NON-MONETARY POSITION	(12,001,384)	(98)	(11,687,752)	(97)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **3** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	978,930	917,400
73	PENSION FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	556	593
75	EMPLOYEES (*)	11,276	12,493
76	EMPLOYEES (*)	19,414	20,407
77	OUTSTANDING SHARES (*)	982,609,377	977,644,977
78	REPURCHASED SHARES (*)	3,690,567	8,654,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **3** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1st TO SEPTEMBER 30 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**NET SALES**	**22,569,294**	**100**	**23,350,226**	**100**
2	COST OF SALES	17,413,925	77	18,098,635	78
3	**GROSS INCOME**	**5,155,369**	**23**	**5,251,591**	**22**
4	OPERATING EXPENSES	4,796,405	21	4,583,743	20
5	**OPERATING INCOME**	**358,964**	**2**	**667,848**	**3**
6	TOTAL FINANCING COST	203,570	1	95,354	0
7	**INCOME AFTER FINANCING COST**	**155,394**	**1**	**572,494**	**2**
8	OTHER FINANCIAL TRANSACTIONS	79,395	0	58,269	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**75,999**	**0**	**514,225**	**2**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	128,949	1	198,834	1
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**(52,950)**	**0**	**315,391**	**1**
12	PARTICIPATION IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**(52,950)**	**0**	**315,391**	**1**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(52,950)**	**0**	**315,391**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	43,693	0	54,562	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR OF CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**CONSOLIDATED NET INCOME**	**(96,643)**	**0**	**260,829**	**1**
19	NET INCOME OF MINORITY INTEREST	878	0	4,834	0
20	**NET INCOME OF MAJORITY INTEREST**	**(97,521)**	**0**	**255,995**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: **GRUPO GIGANTE, S.A. DE C.V.** QUARTER: **3** YEAR: **2005**

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**NET SALES**	**22,569,294**	**100**	**23,350,226**	**100**
21	DOMESTIC	21,440,831	95	22,247,967	95
22	FOREIGN	1,128,463	5	1,102,259	5
23	EXPRESSED IN US DOLLARS (***)	104,866	0	102,431	0
6	**TOTAL FINANCING COST**	**203,570**	**100**	**95,354**	**100**
24	INTEREST PAID	324,345	159	299,358	314
25	FOREIGN EXCHANGE LOSSES	37,304	18	74,289	78
26	INTEREST EARNED	20,281	10	12,019	13
27	FOREIGN EXCHANGE GAINS	21,773	11	47,150	49
28	GAIN DUE TO MONETARY POSITION	(116,025)	(57)	(219,124)	(230)
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**79,395**	**100**	**58,269**	**100**
29	OTHER EXPENSES (INCOME) NET	79,395	100	58,269	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM INVESMENTS	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**128,949**	**100**	**198,834**	**100**
32	INCOME TAX	55,185	43	27,056	14
33	DEFERRED INCOME TAX	72,847	56	170,942	86
34	EMPLOYEE PROFIT SHARING	917	1	836	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	22,222,447	22,900,593
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	30,953,075	31,947,017
39	OPERATING INCOME (**)	631,048	930,859
40	NET INCOME OF MAJORITY INTEREST (**)	44,885	356,979
41	NET CONSOLIDATED INCOME (**)	56,133	365,256

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **3** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JULY 1st TO SEPTEMBER 30 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**7,639,963**	**100**	**7,842,402**	**100**
2	COST OF SALES	5,812,066	76	6,072,727	77
3	**GROSS INCOME**	**1,827,897**	**24**	**1,769,675**	**23**
4	OPERATING EXPENSES	1,636,331	21	1,578,264	20
5	**OPERATING INCOME**	**191,566**	**3**	**191,411**	**2**
6	TOTAL FINANCING COST	50,515	1	(7,100)	0
7	**INCOME AFTER FINANCING COST**	**141,051**	**2**	**198,511**	**3**
8	OTHER FINANCIAL TRANSACTIONS	29,210	0	34,325	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**111,841**	**1**	**164,186**	**2**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	80,109	1	63,825	1
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**31,732**	0	**100,361**	1
12	PARTICIPATION IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**31,732**	0	**100,361**	1
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**31,732**	0	**100,361**	1
16	EXTRAORDINARY ITEMS NET EXPENSES	**6,643**	0	**33,815**	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**CONSOLIDATED NET INCOME**	**25,089**	0	**66,546**	1
19	NET INCOME OF MINORITY INTEREST	**(1,809)**		**1,685**	0
20	**NET INCOME OF MAJORITY INTEREST**	**26,898**	0	**64,861**	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: 2005
GRUPO GIGANTE, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**7,639,963**	**100**	**7,842,402**	**100**
21	DOMESTIC	7,259,416	95	7,468,906	95
22	FOREIGN	380,547	5	373,496	5
23	EXPRESSED IN US DOLLARS (***)	35,364	0	34,708	0
6	**TOTAL FINANCING COST**	**50,515**	**100**	**(7,100)**	**100**
24	INTEREST PAID	114,323	226	100,704	1,418
25	FOREIGN EXCHANGE LOSSES	14,891	29	18,746	264
26	INTEREST EARNED	2,840	6	4,228	60
27	FOREIGN EXCHANGE GAINS	10,364	21	17,740	250
28	GAIN DUE TO MONETARY POSITION	(65,495)	(130)	(104,582)	(1,473)
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**29,210**	**100**	**34,325**	**100**
29	OTHER EXPENSES (INCOME) NET	29,210	100	34,325	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF A TERMPORARY INVESTMENTS	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**80,109**	**100**	**63,825**	**100**
32	INCOME TAX	38,857	49	(9,011)	(14)
33	DEFERRED INCOME TAX	41,139	51	72,722	114
34	EMPLOYEE PROFIT SHARING	113	0	114	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO SEPTEMBER 30 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(96,643)**	**260,829**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	444,343	797,619
3	**CASH FLOW FROM NET INCOME FOR THE PERIOD**	**347,700**	**1,058,448**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(45,321)	(748,689)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**302,379**	**309,759**
6	CASH FLOW FROM EXTERNAL FINANCING	147,616	(114,047)
7	CASH FLOW FROM INTERNAL FINANCING	44,208	(1,530)
8	**CASH FLOW GENERATED (USED) BY FINANCING ACTIVITIES**	**191,824**	**(115,577)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES ACTIVITIES**	**(658,903)**	**(419,078)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(164,700)	(224,896)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	628,420	627,189
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	463,720	402,293

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**444,343**	**797,619**
13	DEPRECIATION AND AMORTIZATION FOR THE PERIOD	602,964	621,843
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (GAIN) IN MONETARY EXCHANGE	0	0
16	+(-) NET LOSS (GAIN) IN ASSETS AND LIABILITIES RESTATEMENT	0	0
17	+(-) OTHER ITEMS	(174,203)	175,776
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	15,582	0
4	**CASH FLOW CHANGES IN WORKING CAPITAL**	**(45,321)**	**(748,689)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	311,747	688,993
19	+(-) DECREASE (INCREASE) IN INVENTORY	(510,083)	292,553
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(54,338)	(233,545)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS PAYABLE	479,972	(1,448,079)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(272,619)	(48,611)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**147,616**	**(114,047)**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	(491,007)	(114,818)
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	0	0
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	638,623	771
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK EXCHANGE FINANCING AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**44,208**	**(1,530)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	741	(622)
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	43,467	(908)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(658,903)**	**(419,078)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	66
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(919,306)	(419,144)
36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	179,688	0
39	+(-) OTHER ITEMS	80,715	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE | QUARTER: **3** | YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(0.43)	%	1.12	%
2	NET INCOME TO STOCKHOLDER'S EQUITY (**)	0.35	%	2.70	%
3	NET INCOME TO TOTAL ASSETS (**)	0.25	%	1.64	%
4	CASH DIVIDENDS TO PREVIOUS PERIOD NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(120.06)	%	84.01	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.36	times	1.43	times
7	NET SALES TO FIXED ASSETS (**)	2.05	times	2.12	times
8	INVENTORY ROTATION (**)	5.24	times	5.86	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	4	days	4	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	15.50	%	14.10	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	42.46	%	40.37	%
12	TOTAL LIABILITIES TO STOCKHOLDER'S EQUITY	0.74	times	0.68	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.66	%	5.65	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	18.29	%	15.37	%
15	OPERATING INCOME TO INTEREST PAID	1.11	times	2.23	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.21	times	3.55	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.17	times	1.17	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.38	times	0.41	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.70	times	0.71	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	8.05	%	7.37	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	1.54	%	4.53	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.20)	%	(3.21)	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST PAID	0.93	times	1.03	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) BY FINANCING ACTIVITI	76.95	%	98.68	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) BY FINANCING ACTIVITIE	23.05	%	1.32	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	139.52	%	100.02	%

(**) THIS DATA TAKES INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: 2005
GRUPO GIGANTE, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR			QUARTER OF PREVIOUS YEAR		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.05		$	0.37	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.05		$	0.37	
4	CONTINUING OPERATIONS PROFIT PER ORDINARY SHARE (**	$	0.05		$	0.37	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	BOOK VALUE PER SHARE	$	13.24		$	13.52	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO BOOK VALUE		0.60	times		0.53	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		174.84	times		19.72	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)		0.00	times		0.00	times

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 3 Year: 2005**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT
(Management Analysis and Discussion of the Group's Financial Condition and Operating Results)

ANNEX 1

Consolidated
Final Printing

October 28, 2005

The Company's total sales for the third quarter of the year were $7,640 million pesos, a real decline of 2.6% compared to the same period of 2004. In cumulative terms, sales reached a total of $22,569 million pesos during the year, a decrease of 3.3% compared to the previous year. Same store sales for the third quarter of the year fell 4.9% compared to the same period of 2004.

The gross margin for the quarter grew 130 basis points compared to the third quarter of the previous year. Gross profit was $1,828 million pesos, which represented for 23.9% of total sales. As a result, the gross margin year-to-date was 22.8% compared to 22.5% during the first nine months of 2004.

During the quarter, operating expenses rose 3.7% in real terms, primarily as a result of the expansion of our business formats. Operating income for the quarter was $192 million pesos while in cumulative terms it amounted to $359 million pesos.

Therefore, operating income remained stable with respect to the previous year, resulting in an operating margin of 2.5%. In addition, quarterly operating cash flow decreased 2.8% compared to the same period of the previous year, to reach $394 million pesos.

The comprehensive financing cost ("CFC") for the third quarter was $51 million pesos, compared to the $7 million pesos that was recorded during the same period of the prior year. This was mainly due to the lower inflation rate compared to that registered during the third quarter of 2004.

Net income for the quarter was $27 million pesos, reducing the year-to-date loss to $98 million pesos.

The Company's operating cash flow was used to fund the continuation of the plan for store openings and store remodeling.

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 3 Year: 2005**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT
(Management Analysis and Discussion of the Group's Financial Condition and Operating Results)

ANNEX 1

Consolidated
Final Printing

During the quarter, the Group opened one Bodega Gigante in Tultepec, Estado de México. This store is the first to boast the new Bodega image and concept that includes a new façade, image, decoration and lay-out, all of which makes the shopping experience more enjoyable and functional for the client. In addition, during the quarter, the Group opened four new SuperPrecios in the metropolitan area of Mexico City, four Office Depots, one in the metropolitan area of Mexico City, one in Campeche, Campeche, one in Ciudad Victoria, Tamaulipas and one in El Salvador; fourteen Radio Shacks located in Colima, Matamoros, Piedras Negras, Monclova, Mérida, Cancún, Los Reyes, Acapulco, Tampico, Reynosa, Manzanillo, Zapopan and Monterrey. Finally, we also opened one Toks restaurant in Villahermosa. Therefore, by the end of the third quarter the number of units rose to 558 with a total of 1,154,999 m2 in total sales floor area.

As of September 30, 2005 the number of stores and sales floor area were as follows:

• 107 Gigante stores (including Gigante USA) with 606,445 m2,

• 53 Bodegas Gigante with 201,909 m2,

• 64 Super Gigante units with 142,547 m2,

• 54 SuperPrecio units with 13,771 m2,

• 110 Office Depot establishments with 174,391 m2,

• 119 Radio Shack stores with 15,939 m2, and

• 51 Cafeterias Toks with 10,516 seats.

The Company continues to focus its efforts on optimizing its resources and achieving a higher level of efficiencies in its processes. We are confident that the store openings, remodeling and the overall change of image will enable the Company to achieve the objectives set forth and, above all, that this will result in improved purchasing conditions for consumers.

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 3 Year: 2005**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

Notes to consolidated financial statements

(In thousands of Mexican pesos of purchasing power of September 30, 2005)

1. **Basis of presentation**

a. *Explanation for translation into English* - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented based upon accounting principles generally accepted in Mexico ("MEX GAAP"). Certain accounting practices applied by the Company that conform with MEX GAAP may not conform with accounting principles generally accepted in the country of use.

b. *Consolidation of financial statements* - The consolidated financial statements include those of Grupo Gigante, S.A. de C.V. and its subsidiaries. The financial statements of Office Depot de México, S.A. de C.V. and PSMT México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

c. *Translation of financial statements of foreign subsidiaries* - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finance and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the exchange rate in effect at the balance sheet closing date for all assets and liabilities, (ii) the exchange rate in effect at the date the contributions were made for common stock, (iii) the exchange rate in effect at the end of the year in which the results were generated, and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2004 consolidated

financial statements are restated in constant currency of those countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

d. ***Reclassifications*** - Certain amounts in the financial statements as of and for the quarter ended September 30, 2004 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the quarter ended September 30, 2005.

2. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require the Company's management to make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and in the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. ***Change in accounting principle*** -.

Labor Obligations – As of January 1, 2005, the Company adopted the rules set forth in Bulletin D-3, "Labor Obligations" ("D-3"). Bulletin D-3 establishes, among other things, new rules that eliminate the issue of unforeseen payments which affect the fiscal results at the time that the decision is made to pay them. Instead, "Remunerations for termination of the labor relationship" are defined as remunerations that are granted to employees when they terminate their labor relationship with the Company prior to retirement. The rules for valuation and disclosure required for calculating pensions and seniority payments should be followed. The Company is currently in the process of evaluating the impact that this new bulletin will have.

The acquisition of businesses – As of January 1, 2005, the Company adopted the provisions of Bulletin B-7, "The Acquisition of Businesses" ("B-7"). The most important provisions are: the adoption of the purchase method as the sole valuation rule for acquiring companies and investments with related entities; the supplementary clause of the International Accounting Rule NIC-22 "The Combining of Businesses" ("NIC-22"), is eliminated in accordance with the rule established in Bulletin A-8, "The Application of International Accounting Rules" ("A-8"), and Regulation 49; the modification of the accounting treatment of goodwill by eliminating its amortization and making it subject to the rules of deterioration set forth in Bulletin C-15, "Deterioration of the Value of Long-Lasting Assets and their Disposition" ("C-15"); the establishment of specific rules for acquisition of minority interests and for transference of assets or exchange of shares between commonly controlled entities, which complements the accounting treatment of intangible assets recognized when acquiring businesses in accordance with Bulletin C-8, "Intangible Assets" ("C-8").

The effect of adopting these bulletins will be approximately $40,000, which refers to the fiscal amortization that will not affect the Company's results.

b. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to Mexican pesos purchasing power as of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power as of September 30, 2005 and, therefore, differ from those originally reported during the previous year.

c. ***Temporary investments*** - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

d. ***Inventories and cost of sales*** - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for effects of inflation using the last-in, first-out method.

e. ***Property and equipment*** - Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index ("NCPI"). Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the construction period is capitalized and restated using the NCPI.

f. ***Impairment of long-lived assets in use*** - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, competition and other legal and economic factors.

g. ***Investment in shares*** - Investment in shares is valued at acquisition cost and restated using the NCPI.

h. ***Goodwill***– Consists of the excess cost above the accounting value of the Company's subsidiaries on the date of their acquisition. It is adjusted based on the NCPI and, in accordance with Bulletin B-7, goodwill amortization is eliminated, thus making it subject to the impairment rules established in Bulletin C-15.

i. ***Deferred charges*** - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over four years. Those disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred.

j. ***Provisions*** - Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

k. ***Income taxes, tax on assets and employee statutory profit sharing*** - Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that these differences will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

l. ***Foreign currency balances and transactions*** - Foreign currency transactions are recorded at the applicable exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

m. ***Insufficiency in restated stockholders'equity*** - Consists of the monetary result position accumulated through the first adjustment and the loss for non-monetary assets that represents the change in the specific price level, which increased below the rate of inflation.

n. ***Monetary position gain*** - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net

monetary liability position.

o. ***Earnings per share*** - Basic earnings per ordinary share is calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the period.

3. Investment in shares

As of September 30, 2005 and 2004, investment in shares balance is represented by the investment the Company has in the shares issued by PriceSmart Inc. The balance in shares as of September 30, 2005 represents the investment in 1,667,333 common shares of PriceSmart Inc., which were purchased on November 23, 2004, at a price of U.S.$10.00 per share, based on the right of first refusal approved by the Board of Directors of the issuer to convert preferred shares into common shares, with the Company assuming the obligation to hold such shares for a minimum period of one year. As of September 30, 2004, the investment was represented by 15,000 shares of Series A preferred stock in PriceSmart Inc., with the right to a cumulative dividend of 8% per year.

4. Banking Debt

On August 23, 2005 the Company concluded the restructuring of $2,700,000 pesos aggregate principal amount of banking liabilities with Banco Inbursa. This credit will be paid in 37 quarterly installments, the first of which will be due in September 2006. The interest must be paid at the end of each quarter at the 91-day TIIE (interbank rate) plus the applicable margin. The interest rate as of September 30, 2005 was 12.88%.

The loan agreement contains restrictive covenants including one that the company must maintain certain financial ratios at the end of each quarter.

5. Stockholders' Eequity

a. Retained earnings includes a statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At September 30, 2005 and 2004, the legal reserve, in historical pesos, was $21,120 and $21,115 respectively.

b. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. In 2004, the ISR rate was 33%; it decreased to 30% in 2005, and will subsequently decrease one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution may be credited against the income tax payable in the year in which the tax on the dividend is paid and the two fiscal years following such payment.

6. Income taxes, tax on assets and employee statutory profit sharing

The income tax is calculated by taking into account certain inflationary effects, such as the depreciation of certain items in constant pesos. In addition, it also includes the deduction for purchases rather than the cost of sales, which enables the Company to deduct current costs and to accumulate or deduct the inflationary effect for certain liabilities and monetary assets by adjusting for inflation annually. This is similar to the calculation for the monetary position result. The ISR rate was 33% in 2004 and 30% in 2005. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

On December 1, 2004, certain amendments to the ISR and IMPAC Laws were published and are effective as of 2005. The primary amendments were as follows: a) the ISR rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007; b) for income tax purposes, cost of sales will be deducted instead of inventory purchases; c) in 2005, an option was established to amortize inventories at December 31, 2004 into taxable income over a period from 4 to 12 years determined in conformity with the respective tax rules; when electing to amortize inventories into taxable income, any unamortized balance of inventories under Rule 106 and unamortized tax loss carryforwards must be deducted from the inventory balance; inventories may be deducted as sold; d) as of 2006, the employee statutory profit sharing paid will be fully deductible; e) bank liabilities and liabilities with foreign entities are included in the determination of the IMPAC taxable base.

Grupo Gigante, S.A. de C.V. files consolidated ISR and IMPAC tax returns with its subsidiaries.

In addition, in accordance with tax regulations in effect as of 2005, the Company's management elected to amortize the tax inventory of $2,485,583 at December 31, 2004 into taxable income over a seven-years period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred.

As of September 30 2005 and 2004, the effective ISR rates expressed as a percentage of income before ISR and PTU were 396% and 43.6% respectively.

7. Contingencies

In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts determined by independent accountants to be settled under the terms of the indemnity agreement, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004 the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the

original deposit established, plus the payment of an accrued amount, as calculated by the former shareholders, based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to the sellers. The Company intends to vigorously defend against the lawsuit, including the methodology used by the former shareholders to calculate penalty interest, which the Company believes was not in accordance with the original contract. The Company has created a provision of $224,770, in addition to an amount of $27,543 previously deposited, for a total amount of $252,313. Currently, the lawsuit is in the evidence admision stage at the trial level.

8. Extraordinary items net expenses

On February 11, 2005 the Company announced the suspension of operations of its subsidiary PSMT México, S.A. de C.V., which concluded on February 28, 2005. The effect recognized in the financial statements ended September 30, 2005 rose to $10,425

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **3** YEAR: **2005**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

CONSOLIDATED

	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE
1	GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	99.99	2,169,301	4,875,186
2	SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	2,004,999	99.98	20,050	(39,792)
3	CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	591,837,221	99.99	858,439	3,807,237
4	CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTS	211,928,887	99.99	211,929	661,151
5	BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	99.99	550,086	713,715
6	GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	99.99	79,983	260,405
7	OFFICE DEPOT DE MEXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50.00	277,517	1,236,378
8	SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	876
9	GIGANTE HOLDINGS INTERNATIONAL, INC.	SELF-SERVICE	58,713,000	99.99	596,545	196,856
10	TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	99.98	107,450	26,666
11	PAGOS EN LINEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	(2,941)
12	COMPAÑIA IMPORTADORA GIGANTE, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	1,004,999	99.98	10,050	9,942
13	RADIO SHACK DE MEXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	1,362,976	50.01	66,597	58,169
14	PSMT MEXICO, S.A. DE C.V.	SELF-SERVICE	387,054	50.00	193,527	121,214
15	PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	99.98	850	1,020
16	COMBUSTIBLES GIGANTE, S.A. DE C.V.	SALE OF GASOLINE, FUEL	5,000	99.98	50	102
17	SERVICIOS GASTRONÓMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	99.98	50	3,008
18	OPERADORA GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	320
19	SERVICIOS OPERATIVOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	6,307
	TOTAL INVESTMENT IN SUSIDIARIES				**5,142,624**	**11,935,819**
	ASSOCIATES					
1						
2						
3						
4						
5						
	TOTAL INVESTMENT IN ASSOCIATES					
	OTHER PERMANENT INVESTMENTS					192,544
	TOTAL					12,128,363

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **3** YEAR:
GRUPO GIGANTE, S.A. DE C.V.

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4 CONSOLIDATED

Not required by the Mexican Stock Exchange

2005

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

QUARTER: 3 YEAR: 2005

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Up to 1 Year	More Than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years
BANKS																
FOREIGN TRADE																
INBURSA	20/09/2015	12.88	31,500	2,668,500												
IXE	07/10/2005	11.99	20,000													
SCOTIABANK INVERLAT	03/11/2005	11.99	5,000													
SCOTIABANK INVERLAT	04/11/2005	11.99	25,000													
SCOTIABANK INVERLAT	04/11/2005	11.99	30,000													
BAC SAN JOSE	01/03/2006	7.50										1,083				
FINANCIAL INSTITUTIONS			111,500	2,668,500	0	0	0	0	0	0	0	1,083	0	0	0	0
TOTAL BANKS			111,500	2,668,500	0	0	0	0	0	0	0	1,083	0	0	0	0
STOCK EXCHANGE LISTED																
WITHOUT GUARANTEES																
WITH GUARANTEES																
TOTAL			111,500	2,668,500	0	0	0	0	0	0	0	1,083	0	0	0	0

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS

QUARTER: 3 YEAR: 2005

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Up to 1 Year	More Than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years
SUPPLIERS																
SERVICE SUPPLIERS																
MERCHANDISE SUPPLIERS																
SELF-SERVICE	09/12/2005		3,565,597									291,829				
OFFICE SUPLIES	20/12/2005		445,967									58,638				
RESTAURANT	08/11/2005		23,361									0				
ELECTRICAL APPLIANCES	16/03/2005		59,957									97,605				
TOTAL SUPPLIERS			**4,094,882**	0	0	0	0	0	0	0	0	**448,072**	0	0	0	0
OTHER CURRENT LIABILITIES			891,036	96,235								0				
TOTAL OTHER CURRENT LIABILITIES OTHER LOANS			**891,036**	**96,235**	0	0	0	0	0	0	0	0	0	0	0	0
		TOTAL	**5,097,418**	**2,764,735**	0	0	0	0	0	0	0	**449,155**	0	0	0	0

NOTES:
1) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 70 CALENDAR DAYS
2) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 81 CALENDAR DAYS
3) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 39 CALENDAR DAYS
4) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 167 CALENDAR DAYS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	**6,946**	**74,744**	**0**	**0**	**74,744**
LIABILITIES POSITION	**41,729**	**449,155**	**0**	**0**	**449,155**
SHORT TERM LIABILITIES POSITION	41,729	449,155	0	0	449,155
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(34,783)**	**(374,411)**	**0**	**0**	**(374,411)**

NOTES

EXCHANGE RATE USED AS OF SEPTEMBER 30, 2005 IS EQUIVALENT TO $10.7610 PESOS PER DOLLAR FOR ASSETS AND TO $10.7635 PESOS PER DOLLAR FOR LIABILITIES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	4,727,093	(11,118,457)	(6,391,364)	0.00	0
FEBRUARY	5,169,864	(11,889,076)	(6,719,212)	0.00	22,173
MARCH	4,966,207	(11,027,103)	(6,060,896)	0.00	27,274
APRIL	4,289,696	(10,856,906)	(6,567,210)	0.00	22,985
MAY	4,812,988	(10,820,993)	(6,008,005)	0.00	(15,621)
JUNE	4,074,016	(10,846,772)	(6,772,755)	0.00	(6,773)
JULY	5,086,932	(12,370,154)	(7,283,222)	0.00	28,405
AUGUST	5,553,533	(13,211,890)	(7,658,357)	0.00	8,424
SEPTEMBER	5,578,132	(12,698,201)	(7,120,068)	0.00	28,480
RESTATEMENT	0	0	0	0.00	678
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
TOTAL					**116,025**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: 2005
GRUPO GIGANTE, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTED ON STOCK EXCHANGE

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: 2005
GRUPO GIGANTE, S.A. DE C.V.

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GIGANTE	SELF-SERVICE	580,869	100
BODEGA GIGANTE	SELF-SERVICE	201,909	100
SUPER G	SELF-SERVICE	142,547	100
RADIO SHACK	ELECTRICAL APPLIANCES	15,939	100
OFFICE DEPOT	OFFICE SUPPLIES	174,391	100
CAFETERIAS TOKS	RESTAURANTS	10,516	100
GIGANTE HOLDINGS	SELF-SERVICE	25,572	100
TIENDAS SUPER PRECIO	SELF-SERVICE	13,771	100

NOTES
INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH IS REGISTERED ACCORDING TO THE NUMBER OF SEATS AVAILABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
SELF-SERVICE				21,440,831			
TOTAL				21,440,831			

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
(1) SELF-SERVICE				986,909			
(2) OFFICE EQUIPMENT				141,554			
T O T A L				1,128,463			

NOTES

(1) IT REFERS TO 91,712 THOUSAND DOLARS AT AN EXCHANGE RATE OF $10.7610 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

(2) IT REFERS TO 13,154 THOUSAND DOLARS AT AN EXCHANGE RATE OF $10.7610 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 3 YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
ORDINARY SHARES	0	0	176,734,102	805,875,275	0	982,609,377	18,922	86,282
TOTAL	0	0	176,734,102	805,875,275	0	982,609,377	18,922	86,282

TOTAL OF SHARES THAT REPRESENT THE PAID IN CAPITAL STOCK AS OF THE DATE HEREOF.
982,609,377

SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	MARKET VALUE OF THE SHARES AT QUARTER END
ORDINARY SHARES	3,690,567	10.86000	8.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: QUARTER: 3 YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

OCTOBER 28, 2005

During the first nine months of the year, the investments performed increased by 919 million pesos. Such resources allowed us to carry out our program for the opening of new stores, remodeling and logistics.

Below is a summary of openings in 2005.

Kind / Subsidiary	*Third Quarter*	*Accumulated*
Super Gigante		1
Gigante Holdings		1
SuperPrecio	4	9
Radio Shack	14	21
Office Depot	4	7
Cafeterias Toks	1	1
Bodega Gigante	1	1

Regarding the foregoing and considering the closing of stores during the year, the variation of *sale floor corresponding to the first nine months of 2005, added to September, is practically null.*

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

Gigante Holdings International, Inc. Is a subsidiary corporation of Grupo Gigante with a participation of 100% that includes nine supermarket stores aiming at the Latino market in the city of Los Angeles, California.

To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities, (ii) the exchange rate in effect at the date the contributions were made for common stock, (iii) the exchange rate in effect at the end of the period in which the results were generated, and (iv) the exchange rate in effect at the end of the period for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2004 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE QUARTER: 3 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED

Declaration from the company officials responsable for the information Final Printing

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD CORRESPONDING TO 3RD QUARTER OF 2005 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND RULES ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ÁNGEL LOSADA MORENO
EXECUTIVE PRESIDENT

C.P. FEDERICO CORONADO BROSIG
DIRECTOR OF ADMINISTRATION
AND CORPORATE FINANCE

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE DATE: 28/10/2005 08:45
GRUPO GIGANTE, S.A. DE C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GGI880610918
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	EXECUTIVE PRESIDENT
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME:	C.P. FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

DATE: 28/10/2005 08:45

CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8271
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

TITLE MSE:	OFFICER RESPONSIBLE OF SENDING QUARTERLY INFORMATION
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

TITLE MSE:	SECOND OFFICER RESPONSIBLE OF SENDING QUARTERLY INFORMATION
TITLE:	CONTROLLER
NAME:	C.P. RAFAEL GARCÍA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8068
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL COUNSEL
NAME:	LIC. FRANCISCO PÉREZ LOBATO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	3000-4000
FAX:	3000-4040
E-MAIL:	jmdelcampo@domc.com.mx

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

DATE: 28/10/2005 08:45

E-MAIL:	smontero@gigante.com.mx

TITLE MSE:	OFFICER RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	MANAGER OF INVESTOR RELATIONS
NAME:	LIC. ANA MENDOZA FLORES
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8058
FAX:	5269-8169
E-MAIL:	a1mendoz@gigante.com.mx

TITLE MSE:	OFFICER RESPONSIBLE FOR INFORMATION SENT THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

TITLE MSE:	OFFICER RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

GRUPO GIGANTE

October 28, 2005

3Q05 EARNINGS RELEASE

Figures appearing in this document are expressed in millions of Mexican pesos of purchasing power as of September 30, 2005, unless otherwise specified. Figures may vary due to rounding.

The company's total sales for the third quarter of the year were 7,640 million pesos, a real decline of 2.6% compared to the same period of 2004. In cumulative terms, sales reached a total of 22,569 million pesos during the year, a decrease of 3.3% versus the previous year. Same store sales for the third quarter of the year fell 4.9% compared to the same period of 2004.

The gross margin for the quarter grew 130 basis points versus the third quarter of the previous year. Gross profit was 1,828 million pesos which accounted for 23.9% of total sales. As a result, the gross margin year-to-date was 22.8% versus 22.5% during the first nine months of 2004.

During the quarter, operating expenses rose 3.7% in real terms, primarily as a result of the expansion of our business formats. Operating income for the quarter was 192 million pesos while in cumulative terms it was 359 million pesos. Therefore, operating income remained stable with respect to the previous year, resulting in an operating margin of 2.5%.

In addition, quarterly operating cash flow decreased 2.8% compared to the same period of the previous year, to reach 394 million pesos.

The comprehensive financing cost (CFC) for the third quarter was 51 million pesos, compared to the 7 million pesos that was registered during the same period of the prior year. This was due, in large part, to the lower inflation rate versus the third quarter of 2004.

Net income for the quarter was 27 million pesos, reducing the year-to-date loss to 98 million pesos.

The company's operating cash flow was used to fund the continuation of our plan for store openings and store remodelings.

During the quarter, the Group opened one Bodega Gigante in Tultepec, Estado de México. This store is the first to boast the new Bodega image and concept that includes a new façade, image, decoration and lay-out, all of which makes the shopping experience more enjoyable and functional for the client.

In addition, during the quarter, the Group opened four new SuperPrecios in the metropolitan area of Mexico City, four Office Depots, one in the metropolitan area of Mexico City, one in Campeche, Campeche, one in Ciudad Victoria, Tamaulipas and one in El Salvador; fourteen Radio Shacks in Colima, Matamoros, Piedras Negras, Monclova, Mérida, Cancún, Los Reyes, Acapulco, Tampico, Reynosa, Manzanillo, Zapopan and Monterrey. Finally, we also opened one Toks in Villahermosa. Therefore, by the end of the third quarter the number of units had risen to 558 with a total of 1,154,999 m^2 in total sales floor area.

As of September 30, 2005 the number of stores and sales floor area were as follows:

- 107 Gigante stores (including Gigante USA) with 606,445 m^2,
- 53 Bodegas Gigante with 201,909 m^2,
- 64 Super Gigante units with 142,547 m^2,
- 54 SuperPrecio units with 13,771 m^2,
- 110 Office Depot establishments with 174,391 m^2,
- 119 Radio Shack stores with 15,939 m^2 and
- 51 Cafeterías Toks with 10,516 seats.

We continue to focus our efforts on optimizing our resources and achieving a higher level of efficiencies in our processes. We are confident that the store openings, remodelings and our overall image change will enable us to achieve the objectives that we have set for ourselves and, above all, that this will result in improved purchasing conditions for the consumers.

Contacts:

Grupo Gigante: Ana Mendoza
Investor Relations
Tel.: +(52 55) 5269-8058
a1mendoz@gigante.com.mx

IR Communications: Sandra Yatsko
Tel: +(52 55) 5644-1247
sandra@irandpr.com

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

Thousands of Mexican pesos of purchasing power as of September 2005

YEAR-TO-DATE RESULTS	Jan - Sept 05	Jan - Sept 04	% Change
NET SALES	22,569,294	23,350,226	-3.3%
GROSS PROFIT	5,155,369	5,251,591	-1.8%
OPERATING INCOME	358,964	667,848	-46.3%
EBITDA	961,927	1,288,372	-25.3%
COMPREHENSIVE FINANCING COST	203,570	95,354	113.5%
INCOME TAX PROVISION	128,949	198,834	-35.1%
NET INCOME	(97,521)	255,995	-138.1%

FINANCIAL POSITION	2005	2004	% Change
TOTAL ASSETS			
CURRENT ASSETS	22,715,242	22,267,724	2.0%
CASH & CASH EQUIVALENTS	6,735,795	6,375,286	5.7%
INVENTORIES	463,720	402,293	15.3%
OTHERS	4,575,338	4,150,632	10.2%
NON CURRENT ASSETS	1,696,737	1,822,361	-6.9%
	15,979,447	15,892,438	0.5%
TOTAL LIABILITIES			
CURRENT LIABILITIES	9,644,140	8,988,925	7.3%
TRADE ACCOUNTS PAYABLE	5,763,917	5,457,886	5.6%
BANK LOANS	4,542,954	4,024,576	12.9%
OTHER LIABILITIES	112,583	443,807	-74.6%
LONG TERM LIABILITES	1,108,380	989,503	12.0%
BANK LOANS	2,764,735	2,312,041	19.6%
OTHER LIABILITIES	2,668,500	2,204,873	21.0%
DEFERRED LIABILITIES	96,235	107,168	-10.2%
	1,115,488	1,218,998	-8.5%
SHAREHOLDERS' EQUITY			
	13,071,102	13,278,799	-1.6%

FINANCIAL RATIOS	2005	2004
INVENTORY DAYS	61.9	70.9
ACCOUNTS PAYABLE DAYS	60.1	70.4
NET INCOME PER SHARE * (PESOS)	-9.9%	26.2%
EBITDA PER SHARE * (PESOS)	97.9%	131.8%
GROSS MARGIN	22.8%	22.5%
OPERATING MARGIN	1.6%	2.9%
NET MARGIN	-0.4%	1.1%
INTEREST BEARING LIABILITIES TO STOCKHOLDERS' EQUI	21.5%	20.3%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	73.8%	67.7%
*SHARES OUTSTANDING	982,609,377	977,644,977

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: 2005-08-23 16:03

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 23/08/2005

Place: Mexico, D.F.

Matter: Gigante, S.A. de C.V. restructures its debt

Relevant Event: Grupo Gigante, S.A. de C.V. announces that its main subsidiary, Gigante, S.A. de C.V., which operates the Gigante, Bodega Gigante, Super Gigante and SuperMaz formats, successfully concluded a debt restructuring of an aggregate principal amount of $2,700,000,000 pesos.

By the end of second quarter of 2005, Gigante, S.A. de C.V. had a syndicated loan divided in two parts; one revolving line of credit in the principal amount of $381 million pesos and a simple line of credit in the principal amount of $1,884,000,000 pesos. The loans were made by BBVA Bancomer, Banamex and Inbursa.

Therefore, we would like to inform our shareholders and the public in general that this bank debt was restructured by Banco Inbursa for a ten-year period, including a one-year grace period.

This simple loan, backed by a mortgage guarantee, will be paid in 37 quarterly installments, 36 of which will be growing payments and the final payment, equivalent to 50% of the entire loan, will be paid upon maturity. The loan will expire in 2015 and the agreed upon interest rate will be floating, based on the TIIE (interbank rate) plus the applicable margin.

The loan agreement includes several restrictions, including a limitation on payment of dividends by Grupo Gigante, S.A. de C.V. during the life of the loan.

As a result of the restructuring of its debt, Gigante, S.A. de C.V. (a public company listed on the BMV), will show sounder financial statements and will reflect an improvement in its operating cash flow. This cash flow will be used to help the Group to continue with its expansion plans.

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: 2005-09-23 18:05:00

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 23/09/2005

Place: Mexico, D.F.

Matter: Increase in the Company's share price

Relevant Event: With respect to the market transactions that took place today, the Company does not have any information or knowledge about the causes of the increase in the price of the Company's shares.